KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

BY COURIER

02028567

Our Ref: KLK/SE

April 15, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
	CHANGES IN SUBSTANTIAL SHAREHOLDERS'S INTEREST PURSUANT TO FORM 29B
April 6, 2002	Employees Provident Fund Board
April 9, 2002	Employees Provident Fund Board
April 10, 2002	Permodalan Nasional Berhad
April 10, 2002	Yayasan Pelaburan Bumiputra
April 12, 2002	Employees Provident Fund Board
April 12, 2002	Permodalan Nasional Berhad
April 12, 2002	Yayasan Pelaburan Bumiputra
April 15, 2002	Permodalan Nasional Berhad (2 sets)
April 15, 2002	Yayasan Pelaburan Bumiputra (2 sets)

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J C Lim]
Company Secretary

dlw 4/23

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street,
Central, Hong Kong
Attention: Ms. Tintin Subagyo

/nmz
Letters/Misc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 06-04-2002 08:47:06 AM
Reference No KL-020406-4E086

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **27-03-2002**	* **1,159,000**	
Disposed	**28-03-2002**	**1,500,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **46,573,500**
Direct (%) : **6.56**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : 46,573,500

* Date of notice : 28-03-2002

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 09-04-2002 03:19:25 PM
Reference No KL-020409-801EE

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP,**
Jalan Raja Laut,
50350 Kuala Lumpur
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* 29-03-2002	* 273,000	
Disposed	01-04-2002	800,000	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **45,500,500**
Direct (%) : **6.41**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**45,500,500**
* Date of notice	:	**01-04-2002**
Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 10-04-2002 04:18:04 PM
Reference No KL-020410-CF008

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Permodalan Nasional Berhad**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **38218-X**
*	Nationality/country of incorporation	: **Bumiputera-owned Co./Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **05-04-2002**	* **500,000**	

*	Circumstances by reason of which change has occurred	: **Sale of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **118,847,150**
	Direct (%)	: **16.74**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of shares after change**	:	**118,847,150**
* Date of notice	:	**05-04-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **10-04-2002 04:18:07 PM**
Reference No **KL-020410-CF009**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **05-04-2002**	* **500,000**	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**118,847,150**
Indirect/deemed interest (%)	:	**16.74**
* **Total no of shares after change**	:	**118,847,150**
* Date of notice	:	05-04-2002
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 12-04-2002 03:59:38 PM
Reference No KL-020412-BC9A8

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Kuala Lumpur Kepong Berhad
*	Stock name	: KLK
*	Stock code	: 2445
*	Contact person	: J. C. Lim
*	Designation	: Company Secretary

Particulars of substantial shareholder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary Shares of RM1.00 each
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Disposed	* 02-04-2002	* 1,190,000	
Disposed	03-04-2002	381,000	

*	Circumstances by reason of which change has occurred	: Sales of equity
*	Nature of interest	: Direct
	Direct (units)	: 43,929,500
	Direct (%)	: 6.19
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of shares after change**	:	**43,929,500**
* Date of notice	:	**03-04-2002**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 12-04-2002 04:10:05 PM
Reference No KL-020412-C732C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* 08-04-2002	* 300,000	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**
Direct (units) : **118,547,150**
Direct (%) : **16.7**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **118,547,150**

* Date of notice : **08-04-2002**

Remarks :

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 12-04-2002 04:10:07 PM
Reference No KL-020412-C732D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**37113-P**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* 08-04-2002	* 300,000	

* Circumstances by reason of which change has occurred	:	**Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**118,547,150**
Indirect/deemed interest (%)	:	**16.7**
* **Total no of shares after change**	:	**118,547,150**
* Date of notice	:	**08-04-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15-04-2002 08:39:49 AM
Reference No KL-020415-38C68

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	Permodalan Nasional Berhad
* Address	:	Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	38218-X
* Nationality/country of incorporation	:	Bumiputera-owned Co./Malaysia
* Descriptions(class & nominal value)	:	Ordinary Shares of RM1.00 each
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Disposed	* 09-04-2002	* 158,000	

* Circumstances by reason of which change has occurred	:	Sale of shares
* Nature of interest	:	Direct
Direct (units)	:	118,389,150
Direct (%)	:	16.68
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **118,389,150**

* Date of notice : 09-04-2002 [16]

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15-04-2002 03:08:33 PM
Reference No KL-020415-70A9A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Kuala Lumpur Kepong Berhad
* Stock name : KLK
* Stock code : 2445
* Contact person : J. C. Lim
* Designation : Company Secretary

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Disposed	* 10-04-2002	* 100,000	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**

Direct (units) : **118,289,150**
Direct (%) : **16.66**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**118,289,150**
* Date of notice	:	**10-04-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15-04-2002 08:40:26 AM
Reference No KL-020415-38C69

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **09-04-2002**	* **158,000**	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**118,389,150**
Indirect/deemed interest (%)	:	**16.68**
* **Total no of shares after change**	:	**118,389,150**
* Date of notice	:	**09-04-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15-04-2002 03:08:35 PM
Reference No KL-020415-70A9B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**37113-P**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* 10-04-2002	* 100,000	

* Circumstances by reason of which change has occurred	:	**Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**118,289,150**
Indirect/deemed interest (%)	:	**16.66**
* **Total no of shares after change**	:	**118,289,150**
* Date of notice	:	**10-04-2002**
Remarks	:	

/gcs